Exhibit 1

TowerView LLC
499 Park Avenue
New York, NY 10022

July 8, 2026

Board of Directors
StealthGas Inc.
331 Kifissias Avenue, Erithrea
Athens, Greece 14671

Re: Request for the Board to Consider an Orderly Wind-Down and Distribution of Proceeds to Shareholders

Dear Members of the Board,

As long-term shareholders of StealthGas Inc. ("StealthGas" or the "Company"), owning approximately 7.3% of the outstanding shares, we respectfully urge the Board to seriously consider winding down the Company's operations in an orderly manner, through a sale of the fleet, a liquidation, or another value-maximizing transaction, and to distribute the resulting proceeds to shareholders.

No Dividends for Nearly Two Decades

StealthGas has not paid a dividend to common shareholders since 2009. For close to seventeen years, shareholders have been asked to fund the Company's growth and asset purchases through retained earnings, while receiving no cash return on their investment. Whatever the merits of that strategy at various points along the way, the results speak for themselves: shareholders have been left waiting for a return that has never come.

A Full Cycle Has Already Played Out

The LPG shipping market is cyclical, and StealthGas has now lived through more than one complete cycle in its vessel values and charter rates. The Company has had ample opportunity, through both strong and weak markets, to show that reinvestment creates more value than returning capital would. It has not done so. Given the absence of any dividend through an entire cycle and beyond, continuing to run the Company as a going concern no longer appears to be the best use of shareholder capital. Vessel values and charter markets are cyclical and near-term conditions will vary, but the length of this dividend-free stretch argues for capturing value now rather than waiting for the next cycle to play out.

A Path That Rewards Both Shareholders and Management

We recognize that management and the Board have various paths forward. We would support a structured incentive program under which management receives 20% of all proceeds distributed to shareholders above $10 per share, in connection with a wind-down or comparable value-realization transaction occurring over a one-year period. Such a structure would align management's incentives squarely with shareholders' interests, reward management for a value-maximizing sale or liquidation and should make a wind-down considerably more attractive to those who would otherwise be asked to help execute it.

We believe a well-executed wind-down could currently yield proceeds of $20 per share or more, well above the threshold at which management's incentive would begin to apply. This leaves substantial room for management to be rewarded for strong execution while still delivering a meaningful return of capital to shareholders.

The Long-Term Value of a Track Record

Finally, how StealthGas treats its shareholders now will follow the Company's principals well beyond this chapter. A demonstrated history of returning capital and rewarding shareholders, rather than a multi-decade record of retained earnings with no distributions, will make it considerably easier for management and the Board to raise capital for a future venture, whether that is a new shipping company or another enterprise entirely. Investors have long memories, and a clean, well-executed return of capital would be a significant asset to any future fundraising effort. Continuing the current course only lengthens a record that investors will scrutinize. While we have long been impressed with management’s operating capabilities, the reality is that shareholders have been unable to reap the benefits.

We would welcome the opportunity to discuss this further with the Board, and we hope you will give this request serious and prompt consideration.

Respectfully,

By: /s/Daniel R. Tisch
Managing Member